                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*


                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.22 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   013068200
                    ---------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)


     [_] Rule 13d-1(c)


     [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages

---------------------                                      -------------------
 CUSIP NO. 013068200                 13G                    Page 2 of 4 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           LEONARD H. LAVIN

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 4,235,304

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                 941,378
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  4,235,304

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8
                                 941,378
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           5,176,682 **
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
10
      Excluded are: 3,409,884 Class B shares and 64 Class A shares held by Lavin's spouse as trustee of a trust for her benefit, 454,592 Class A shares and 740,304 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren and 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
11
           18.42% **

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12
           IN

------------------------------------------------------------------------------
* SEE INSTRUCTIONS

** Includes 4,755,304 shares of the Issuer's Class B common stock, $.22 par value ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into shares of Class A common stock.

CUSIP No. 013068200                SCHEDULE 13G                   Page 3 of 4
--------------------------------------------------------------------------------


Item 1(a).    Name of Issuer:            Alberto-Culver Company

Item 1(b).    Address of Issuer's Principal Executive Offices:

                                         2525 Armitage Avenue
                                         Melrose Park, Illinois 60160

Item 2(a).    Name of Person Filing:     Leonard H. Lavin ("Lavin")

Item 2(b).    Address of Principal Business Office or, if none, Residence:

                                         2525 Armitage Avenue
                                         Melrose Park, Illinois 60160

Item 2(c).    Citizenship:               United States citizen

Item 2(d).    Title of Class of Securities:

                                         Class A common stock, $.22 par
                                         value per share ("Class A shares")

Item 2(e).    CUSIP Number:              013068200

Item 3.       Not Applicable

Item 4.       Ownership.

     (a) Amount beneficially owned:      5,176,682 Class A shares/1/

     (b) Percent of class:               18.42%

     (c) Number of shares as to
              which the person has:

     (i)    Sole power to vote or to direct the vote:    4,235,304 Class A shares
     (ii)   Shared power to vote or to direct the vote:    941,378 Class A shares/2/
     (iii)  Sole power to dispose or to direct
            the disposition of:                          4,235,304 Class A shares
     (iv)   Shared power to dispose or to direct
            the disposition of:                            941,378 Class A shares/2/
---------------------------------

     /1/ Includes 4,755,304 shares of Issuer's Class B shares, which are immediately convertible at the holder's option on a share for share basis into Class A shares.

          Does not include: 3,409,884 Class B shares and 64 Class A shares held by Lavin's spouse as trustee of a trust for her benefit, 454,592 Class A shares and 740,304 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren and 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.

     /2/ Consists of 421,378 Class A shares and 520,000 Class B shares held in the name of Lavin Family Foundation, a charitable foundation of which Lavin is the President and a Director.

CUSIP No. 013068200                SCHEDULE 13G                   Page 4 of 4
--------------------------------------------------------------------------------


Item 5.   Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.   Notice of Dissolution of Group.

           Not Applicable.

Item 10.  Certifications.

           Not Applicable.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:      January 3, 2001



Signature:  /s/ Leonard H. Lavin
           --------------------------
           Leonard H. Lavin